Exhibit 99.1
Shanda Game Limited Announces Results of Annual General Meeting
Shanghai, China — October 25, 2010 — Shanda Games Limited (NasdaqGS: GAME, the “Company”), a leading online game developer, operator and publisher in China, announced the shareholder resolutions adopted at the Company’s 2010 Annual General Meeting of Shareholders (the “Meeting”) held on October 22, 2010 at 2:00 P.M. (Hong Kong time).
At the Meeting, the Company’s shareholders adopted the following resolutions proposed by the Company:
1.	To re-elect Qunzhao Tan, Tianqiao Chen, Danian Chen, Lai Xing Cai, Andy Lin, and Heng Wing Chan to serve as members of the Board of Directors until the Company’s next annual meeting of shareholders;
2.	To elect Grace Wu to serve as a member of the Board of Directors until the Company’s next annual meeting of shareholders;
3.
To amend the Company’s 2008 Amended and Restated Equity Compensation Plan (“the Plan”) by increasing the number of authorized shares available for grant under the Plan from 44,000,000 Class A ordinary shares to 54,750,000 Class A ordinary shares; and

4.	To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2010.
About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China, with a mission of becoming a leading global online game media platform. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com